

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 29, 2016

Michael DeCesare
Chief Executive Officer and President
ForeScout Technologies, Inc.
190 West Tasman Drive
San Jose, California 95134

> Re: **ForeScout Technologies, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 5, 2016**
>   **CIK No. 0001145057**

Dear Mr. DeCesare:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2.   Please define the acronyms "IoT," "BYOD," and "NAC" on first use.

Market Industry and Other Data, page 41

3.   Provide us with copies of any reports and industry analysis that you cite or on which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

4.   We note your disclosure on page 52 and elsewhere that you have an Alliance Partner program in place with FireEye, Inc. Please disclose that FireEye, Inc. is a related party.

5.   You state on page 52 and elsewhere that since inception you have made sales to 14% of the Global 2000. Please revise to clarify the extent to which this figure applies to your sales in recent years.

Factors Affecting Our Performance

Continued Sales to Existing End-Customers, page 53

6.   Please tell us and disclose in more detail how your net-recurring retention rate of 137% on your support and maintenance contracts reflects your ability to retain and increase sales to your existing end-customers.

Components of Financial Performance

Cost of Revenue, page 55

7.   Please clarify in your disclosure why there are no direct costs associated with your Virtual Appliances and Extended Modules.

Results of Operations, page 56

8.   We note your disclosure on page 53 that "approximately 80% of our revenue came from existing end-customers, and it is important for us to increase sales into this base." Please clarify and quantify in your revenue narrative the amount of product and services revenue increases that stemmed from existing end-customers versus newly acquired customers. Furthermore, if revenues from existing end-customers remained flat or decreased, please disclose why and whether the lack of growth is a continuing trend.

Business

Competition, page 88

9.   Please revise to clarify whether you have any direct competitors in the area of agentless
        technology or other comparable technological innovations that address the same needs in
        the security market as your products. Disclose to what extent there are other products
        that transcend traditional network access control technology.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10.   The second paragraph of the audit report from your independent registered public
        accounting firm states that their audits were conducted "in accordance with the auditing
        standards of the Public Company Accounting Oversight Board (United States)." Audits
        of issuers are required to be conducted in accordance with the standards of the Public
        Company Accounting Oversight Board (United States), which covers more than solely
        "auditing" standards. Please confirm to us that the audits were conducted in accordance
        with the standards of the Public Company Accounting Oversight Board (United States)
        and, if so, please obtain a revised audit report to comply with this comment. In addition,
        please ask your auditors and tell us why their audit report also states that their audits were
        conducted "in accordance with auditing standards generally accepted in the United States
        of America."

Note 1. The Company and Summary of Significant Policies and Estimates

Revenue Recognition, page F-12

11.   We note that your perpetual licenses are installed on either physical or virtual appliances.
        Please clarify for us how you account for sales of licenses on virtual appliances. In this
        regard, tell us whether the virtual appliance arrangements are considered non-software
        products or whether such arrangements are accounted for pursuant to the software
        revenue recognition guidance.

12.   Please tell us and disclose how vendor-specific objective evidence ("VSOE") of fair
        value of support and maintenance services is established. We note your disclosure on
        page 52 related to the Extended Modules support and maintenance contracts.

13.   We note your disclosure that your maintenance and service contracts typically have a
        term of one to three years. Please clarify the terms of your multi-year term license
        arrangements that include multi-year bundled maintenance services and also whether you
        enter into one-year terms license agreements with bundled adjoined maintenance
        services. In your response also tell how you determined that VSOE of fair value exists

Michael DeCesare
ForeScout Technologies, Inc.
December 29, 2016
Page 4

        for such bundled maintenance services including your consideration for the guidance in
        ASC 985-605-55-60 through 67.

<u>Note 9. Equity Award Plans, page F-22</u>

14.   For any share-based issuances subsequent to the most recent balance sheet date presented
        in the registration statement, if material, please revise your disclosure to include the
        expected impact the additional grants will have on your financial statements. Please
        continue to update your disclosures for all equity related transactions subsequent to this
        request through the effective date of the registration statement.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Dean
Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments
on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor,
at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551- 3810
with any other questions.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director
        AD Office 11 – Telecommunications